UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

WKI HOLDING COMPANY, INC.
(Name of applicant)

11911 Freedom Drive, Suite 600
Reston, Virginia 20190
Telephone: (703) 456-4700
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

12% Senior Subordinated Notes Due 2009	Aggregate principal amount of $123,150,000

Approximate date of proposed public offering: Upon the Effective Date of the Plan of Reorganization (both as defined herein), presently anticipated to be on or about December 31, 2002.

Name and address of agent for service:

Raymond J. Kulla, Esq.
Vice President, Secretary & General Counsel
WKI Holding Company, Inc.
11911 Freedom Drive, Suite 600
Reston, Virginia 20190

Copies to:

Mark L. Hanson, Esq.
Jones, Day, Reavis & Pogue
3500 SunTrust Plaza
303 Peachtree Street, N.E.
Atlanta, Georgia 30308-3242
Telephone: (404) 521-3939

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Act”), may determine upon the written request of the obligor.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
EXHIBIT INDEX
FORM OF AMENDED AND RESTATED CERT OF INCORPORATION
FORM OF AMENDED AND RESTATED BYLAWS
FORM OF INDENTURE
DISCLOSURE STATEMENT
SECOND AMENDED JOINT PLAN OF REORGANIZATION
CROSS REFERENCE SHEET
THE STATEMENT OF ELIGIBILITY AND QUALIFICATION

GENERAL

Item 1.	General information. Furnish the following information as to the Company:

(a)	Form of organization: WKI Holding Company, Inc. (the “Company”) is a corporation.

(b)	State or other sovereign power under the laws of which organized: The Company is organized under the laws of the State of Delaware.

Item 2.	Securities Act Exemption Applicable. State briefly the facts relied upon by the Company as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On May 31, 2002, the Company, its wholly-owned subsidiary World Kitchen, Inc., a Delaware corporation (“World Kitchen”), and each of their respective direct and indirect wholly-owned U.S. subsidiaries (collectively with the Company and World Kitchen, the “Debtors”) filed voluntary petitions for reorganization under chapter 11 (“Chapter 11”) of the Bankruptcy Code, as amended, Title 11, United States Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. Since that time, the Company, World Kitchen and their respective debtor subsidiaries have continued to operate their businesses as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

     The Company intends to offer, pursuant to the terms and subject to the conditions set forth in the Debtors’ Second Amended Joint Plan of Reorganization dated November 15, 2002 (the “Plan of Reorganization”), and the accompanying Disclosure Statement, dated November 15, 2002 (the “Disclosure Statement”), each filed as an exhibit hereto, 12% Senior Subordinated Notes (the “New Senior Subordinated Notes”) in an aggregate principal amount of $123,150,000. The New Senior Subordinated Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”). It is currently anticipated that the Plan of Reorganization will become effective on December 31, 2002 or as soon thereafter as practicable (the “Effective Date”). The New Senior Subordinated Notes will mature on the date that is seven years after the Effective Date.

     The New Senior Subordinated Notes are being offered by the Company in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of the Bankruptcy Code.

     Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act, if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer and sale of the New Senior Subordinated Notes and related guarantees under the Plan of Reorganization satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.

AFFILIATIONS

Item 3.	Affiliates. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

(a)	Subsidiaries of the Company. Set forth below is a list of the current direct and indirect subsidiaries of the Company, all of which are wholly-owned by the Company or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities. In connection with the implementation of the Plan of Reorganization, the Company may engage in restructuring transactions to simplify its overall structure, which could include eliminating some subsidiaries that are not material to its business or operations.

Subsidiary	Place of Organization

World Kitchen, Inc.	Delaware
World Kitchen Mexico S. de R.L. de CV	Mexico
WKI Latin America Holding, LLC	Delaware
WKM, S.dw.L.de.C.V.(1)	Mexico

World Kitchen (GHC), Inc.(2)	Delaware
Chicago Cutlery, Inc.	Florida

EKCO Group, Inc.(2)	Delaware
EKCO Housewares, Inc.	Delaware
EKCO Distribution of Illinois, Inc.	Delaware
EKCO Manufacturing of Ohio, Inc.	Delaware
World Kitchen Canada (EHI), Inc.	Canada
World Kitchen (UK) Limited	United Kingdom
EKCO Cleaning, Inc.	Delaware
CSC of Tennessee, Inc.
WB of Ohio, Inc.	Ohio

World Kitchen Canada, Inc.	Canada
CCPC FSC, Inc.	Barbados
World Kitchen (Asia Pacific) Pte. Ltd.	Singapore
World Kitchen (Asia Pacific) SDN BDH	Singapore
World Kitchen ATG SDN BDH(3)	Malaysia

World Kitchen, Inc. (Korea)	Republic of Korea
Mundial de Brasil Produtos De Consuma Ltda.	Brazil

World Kitchen (Australia) Pty. Ltd.	Australia

(1)	One share of stock is owned by WKI Latin America Holding, LLC and all remaining shares are owned by World Kitchen, Inc.

(2)	It is expected that, prior to the Effective Date, World Kitchen (GHC), Inc. and EKCO Group, Inc. will be converted into Delaware limited liability companies, each of which will remain wholly-owned by the Company.

(3)	Eighty percent owned subsidiary.

(b)	See Item 4 for “Directors and Executive Officers” of the Company, some of whom may be deemed to be “affiliates” of the Company by virtue of their positions with the Company.

(c)	See Item 5 for “Principal Owners of Voting Securities” of the Company, some of whom may be deemed to be “affiliates” of the Company by virtue of their security holdings.

MANAGEMENT AND CONTROL

Item 4.	Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. Indicate all offices with the Company held or to be held by each person.

     The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o WKI Holding Company, Inc., 11911 Freedom Drive, Suite 600, Reston, Virginia 20190.

Name	Position

James A. Sharman	Director, President and Chief Executive Officer
C. Robert Kidder	Director and Chairman of the Board
Michael M. Calbert	Director
Brian F. Carroll	Director
Kevin M. Kelley	Director
Scott M. Stuart	Director
Joseph W. McGarr	Senior Vice President and Chief Financial Officer
Raymond J. Kulla	Vice President, Secretary and General Counsel
Alexander Lee	President, OXO International
Jeffrey H. Mei	Vice President, Asia Pacific

     The following table sets forth the names and offices of those persons expected to serve as executive officers of the Company commencing on the Effective Date. The address for each executive officer listed below will be c/o WKI Holding Company, Inc., 11911 Freedom Drive, Suite 600, Reston, Virginia 20190. Pursuant to a Stockholders’ Agreement to be binding upon the Company and each person receiving shares of the Company’s common stock pursuant to the Plan of Reorganization or the Company’s stock option plan, following consummation of the Plan of Reorganization, certain holders of allowed claims under the Plan of Reorganization in respect of the Company’s prepetition indebtedness will be entitled to elect the directors of the Company. As of the date hereof, the persons who are expected to become directors upon the Effective Date (other than James A. Sharman, who as Chief Executive Officer will continue as a director) have not been identified by the constituencies entitled to select such directors.

Name	Position

James A. Sharman	Director, President and Chief Executive Officer
Joseph W. McGarr	Senior Vice President and Chief Financial Officer
Raymond J. Kulla	Vice President, Secretary and General Counsel
Alexander Lee	President, OXO International
Jeffrey H. Mei	Vice President, Asia Pacific

Item 5.	Principal Owners of Voting Securities. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

(a)	Set forth below is certain information regarding each person owning 10% or more of the voting securities of the Company as of November 15, 2002.

Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned(1)	Securities Owned

KKR Associates, L.P. (2)	Common Stock,	64,174,143 shares	93.1%
c/o Kohlberg, Kravis, Roberts & Co., L.P.	$0.01 par value
9 West 57th Street
New York, New York 10019

(1)	The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has an economic interest. The percentage of class outstanding is based on shares of common stock outstanding at November 15, 2002.

(2)	Shares of common stock shown as owned by KKR Associates, L.P. (“KKR Associates”) are owned of record by CCPC Acquisition Corp. KKR Associates is the sole general partner of Whitehall Associates, L.P., which is the managing member of BW Holdings, LLC. BW Holdings, LLC owns 100% of the outstanding capital stock of CCPC Acquisition Corp. Messrs. Todd Fisher, Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Johannes Huth, Henry R. Kravis, Robert I. MacDonnell, Alexander Navab, Paul E. Raether, Neil Richardson, George R. Roberts and Scott M. Stuart, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership.

(b)	Set forth below is certain information regarding each person expected, on the basis of present holdings and information available to the Company, to own 10% or more of the Company’s voting securities to be outstanding as of the Effective Date.

Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned(1)	Securities Owned(1)

OCM Administrative Services II, LLC	Common Stock,	1,203,423 shares	20.92%
c/o Oaktree Capital Management	$0.01 par value
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

BW Holdings, LLC	Common Stock,	1,037,885 shares	18.04%
2711 Centerville Road	$0.01 par value
One Little Falls Centre, Suite 202
Wilmington, Delaware 19808

(1)	Based on information currently available to the Company and the terms of the Plan of Reorganization, the Company believes that the entities named above are the only persons or entities that will own 10% or more of the Common Stock outstanding immediately following the Effective Date.

UNDERWRITERS

Item 6.	Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)	Within the three years prior to the date of the filing of this application, no person acted as underwriter of any securities of the Company that were outstanding on the date of this application.

(b)	No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7.	Capitalization. (a) Furnish the following information as to each authorized class of securities of the Company.

As of November 15, 2002

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, $0.01 par value	80,000,000 shares	69,647,145 shares
Preferred Stock	5,000,000 shares	3,200,000 shares (1)
9-5/8% Senior Subordinated Notes Due 2008	$300,000,000 in principal amount	$200,000,000 in principal amount

(1)	Consists of the outstanding shares of the Company’s Preferred Stock designated as the Junior Cumulative Pay-in-Kind Preferred Stock.

Upon the Effective Date (1)

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, $0.01 par value	15,000,000 shares	5,752,175 shares (2)
12% Senior Subordinated Notes Due 2009	$123,150,000	$123,150,000

(1)	All amounts are approximated and based upon information currently available to the Company and the terms of the Plan of Reorganization.

(2)	Does not include 710,942 shares of Common Stock to be reserved for issuance under the Company’s new stock option plan, options for a portion of which are expected to be granted shortly following the Effective Date.

(b)	Give a brief outline of the voting rights of each class of securities referred to in paragraph (a) above.

     The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No other holder of securities of the Company is, or upon the Effective Date will be, entitled to vote on matters submitted to a vote of stockholders.

INDENTURE SECURITIES

Item 8.	Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under 305(a)(2) of the Act.

     The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined have the same meaning as set forth in the Indenture.

     Events of Default; Withholding of Notice.

     Events of Default under the Indenture occur if: (1) the Company defaults in any payment of interest on any of the New Senior Subordinated Notes when the same becomes due and payable and such default continues for a period of 30 days; (2) the Company defaults in the payment of any principal of the New Senior Subordinated Notes when the same becomes due and payable or fails to redeem or purchase New Senior Subordinated Notes when required pursuant to the Indenture; (3) the Company or any Subsidiary Guarantor fails to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture; (4) the Company fails to comply with specified financial covenants contained in the Indenture and such failure continues for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the New Senior Subordinated Notes then outstanding; (5) the Company or any Subsidiary Guarantor defaults in the observance or performance of any other provision, covenant or agreement contained in the New Senior Subordinated Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the New Senior Subordinated Notes then outstanding; (6) Indebtedness of the Company or any Subsidiary in an aggregate amount of $10 million or more is not paid within any applicable grace period after its stated maturity, or the acceleration thereof prior to its express maturity because of a default, and such failure continues for 10 days after receipt of notice; (7) a court of competent jurisdiction renders a final judgment or final decree for the payment of money in excess of $10 million against the Company or any Subsidiary and either an enforcement proceeding has been commenced by any creditor upon such judgment or decree or there is a period of 60 days following entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution stayed; (8) the Company or any Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for any substantial part of its property, (D) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency; (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company or any Significant Subsidiary in an involuntary case, (B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property, or (C) orders the winding up or liquidation of the Company or any Significant Subsidiary, and, in each case, the order or decree remains unstayed and in effect for 60 days; or (10) at any time after the execution and delivery thereof, (i) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with its terms) or any Subsidiary Guarantor or Person acting by or on behalf thereof denies or disaffirms its obligations under the Indenture or any Subsidiary Guarantor and such Default continues for 10 days after receipt of notice.

     Except in the case of a Default in the payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold notice of a Default if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.

     Authentication and Delivery of New Senior Subordinated Notes; Application of Proceeds.

     The New Senior Subordinated Notes will be executed on behalf of the Company by two Officers of the Company. Such signatures may be either manual or facsimile. If an Officer whose signature is on a New Senior Subordinated Note no longer holds that office at the time the Trustee authenticates the New Senior Subordinated Note, the New Senior Subordinated Note shall be valid nevertheless.

     A New Senior Subordinated Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Senior Subordinated Note. Such signature will be conclusive evidence that the New Senior Subordinated Note has been authenticated under the Indenture. The New Senior Subordinated Notes will be issuable only in registered form without interest coupons and only in denominations of $1,000 and integral multiples thereof. The Trustee may, with the prior approval of the Company, appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Senior Subordinated Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate the New Senior Subordinated Notes whenever the Trustee may do so.

     There will be no proceeds (and, therefore, no application of proceeds) from the issuance of the New Senior Subordinated Notes because the New Senior Subordinated Notes will be issued in exchange for currently outstanding indebtedness pursuant to the Plan of Reorganization.

     Release or Release and Substitution of Property.

     Subject to the next three paragraphs, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time, whether prior to or after the termination of Credit Agreement Obligations, in accordance with the provisions of the Security Documents or upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met. Without the consent of any Holder, the Company and the Subsidiary Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the Securities under any one or more of the following circumstances: (i) if all other Liens on that asset securing Credit Agreement Obligations then secured by that asset (including all commitments thereunder) are released; provided, that after giving effect to the release, obligations secured by the first priority and second priority Liens on the remaining Collateral remain outstanding; (ii) to enable the Company or any Subsidiary Guarantor to consummate any sale, lease, conveyance or other disposition of any assets or rights permitted or not prohibited under Section 4.06 (Limitation on Sales of Assets and Subsidiary Stock) of the Indenture; (iii) if the Company provides substitute collateral with at least an equivalent fair value, as determined in good faith by the Company’s Board of Directors; (iv) in respect of assets subject to a permitted purchase money lien; (v) if all of the stock of any Subsidiary of the Company that is pledged to the Collateral Agent is released or if any Subsidiary that is a Subsidiary Guarantor is released from its Subsidiary Guarantee, such Subsidiary’s assets will also be released; (vi) pursuant to an amendment, waiver or supplement in accordance with Article 9 of the Indenture; or (vii) if all of the Capital Stock of a Subsidiary Guarantor shall be sold, transferred or otherwise disposed of in a transaction permitted by the Indenture and if such Subsidiary Guarantor’s assets are released under the Credit Agreements, such Subsidiary Guarantor’s assets also will be released under the Indenture. Upon receipt of such Officers’ Certificate, the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents.

     Except as otherwise provided in the Intercreditor Agreement, no Collateral may be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless there has been delivered to the Collateral Agent the certificate required above.

     At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Securities has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Security Documents will be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.

     The release of any Collateral from the terms of the Indenture and the Security Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms of the Security Documents and the Indenture. To the extent applicable, the Company will cause Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property or securities from the Lien and security interest of the Security Documents and relating to the substitution therefor of any property or securities to be subject to the Lien and security interest of the Security Documents, to be complied with. Any certificate or opinion required by Section 314(d) may be made by an Officer of the Company except in cases where Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise or reasonable care.

     Satisfaction and Discharge of the Indenture.

     When (i) all outstanding Securities (other than Securities replaced or paid pursuant to Section 2.07 (Replacement Securities) of the Indenture) have been canceled or delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due and payable, whether at maturity or as a result of the mailing of notice of redemption pursuant to Article 3 of the Indenture, and the Company irrevocably deposits with the Trustee funds in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), to pay the principal of and interest on the outstanding Securities when due at maturity or upon redemption of, including interest thereon to maturity of such redemption date (other than Securities replaced or paid pursuant to Section 2.07 (Replacement Securities) of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, except for the surviving obligations described below, cease to be of further effect. The Trustee is required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.

     Upon satisfaction of the conditions set forth in the Indenture and upon request of the Company, the Trustee is required to acknowledge in writing the discharge of the obligations in the Indenture, except for the surviving obligations described below.

     Notwithstanding the satisfaction and discharge of the Indenture, the Company’s obligations in Sections 2.03 (Registrar and Paying Agent), 2.04 (Paying Agent to Hold Money in Trust), 2.05 (Holder Lists), 2.06 (Transfer and Exchange), 2.07 (Replacement Securities), 2.08 (Outstanding Securities), 4.17 (Indemnification), 7.07 (Compensation and Indemnity), 7.08 (Replacement of Trustee) and Article 8 (Discharge of Indenture; Defeasance) of the Indenture shall survive until the Securities have been paid in full. Thereafter, the Company’s obligations set forth in Sections 7.07 (Compensation and Indemnity), 8.05 (Indemnity for Government Obligations) and 8.06 (Reinstatement) of the Indenture shall survive.

     Statement as to Compliance.

     The Company is required under the Indenture to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default under the Indenture and whether or not the signers know of any Default under the indenture that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also is required to comply with Section 314(a)(4) of the Act.

Item 9.	Other Obligors. Give the name and complete mailing address of any person, other than the Company, who is an obligor upon the indenture securities.

     Each Subsidiary Guarantor is an obligor with respect to the New Senior Subordinated Notes. The mailing address for each Subsidiary Guarantor is 11911 Freedom Drive, Suite 600, One Fountain Square, Reston, Virginia 20190.

Contents of application for qualifications. This application for qualification comprises:

(a)	Pages numbered 1 through 12, consecutively (and the attached Exhibit Index)

(b)	The statement of eligibility and qualification of the Trustee on Form T-1, executed on behalf of the Trustee (included at Exhibit T3H)

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i) Exhibit T3A(1). Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q filed November 10, 1999), as amended (such amendment incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q filed November 15, 2000)

(ii)	*Exhibit T3A(2). Form of Amended and Restated Certificate of Incorporation of the Company to be in effect on the Effective Date.

(iii)	Exhibit T3B(1). Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4 dated June 18, 1998)

(iv)	*Exhibit T3B(2). Form of Amended and Restated Bylaws of the Company to be in effect on the Effective Date.

(v)	*Exhibit T3C. Form of Indenture to be qualified.

(vi)	*Exhibit T3E. Disclosure Statement Pursuant to section 1125 of the Bankruptcy Code for the Second Amended Joint Plan of Reorganization of World Kitchen, Inc., its Parent Corporation and its Subsidiary Debtors.

(vii)	*Exhibit T3F. Second Amended Joint Plan of Reorganization of World Kitchen, Inc., its Parent Corporation and its Subsidiary Debtors.

(viii)	*Exhibit T3G. Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act.

*	Filed herewith

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, WKI Holding Company, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Reston, and State of Virginia, on the 21st day of November, 2002.

WKI HOLDING COMPANY, INC

			By:	/s/ Raymond J. Kulla
				Name:	Raymond J. Kulla
				Title:	Vice President, Secretary and General Counsel

Attest:

By:	/s/ Philomena A. Burke
	Name:	Philomena A. Burke
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit T3A(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q filed November 10, 1999), as amended (such amendment incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q filed November 15, 2000)

* Exhibit T3A(2)	Form of Amended and Restated Certificate of Incorporation of the Company to be in effect on the Effective Date.

Exhibit T3B(1)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4 dated June 18, 1998)

* Exhibit T3B(2)	Form of Amended and Restated Bylaws of the Company to be in effect on the Effective Date.

* Exhibit T3C	Form of Indenture to be qualified.

* Exhibit T3E	Disclosure Statement Pursuant to section 1125 of the Bankruptcy Code for the Second Amended Joint Plan of Reorganization of World Kitchen, Inc., its Parent Corporation and its Subsidiary Debtors.

*Exhibit T3F	Second Amended Joint Plan of Reorganization of World Kitchen, Inc., its Parent Corporation and its Subsidiary Debtors.

* Exhibit T3G	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act.

*Exhibit T3H	The statement of eligibility and qualification of the Trustee on Form T-1, executed on behalf of the Trustee.

*	Filed herewith.